Principal Variable Contracts Funds, Inc.

Money Market Account

Plan of Liquidation and Termination


	This Plan of Liquidation and Termination ("Plan") concerns the Money Market Account (the "Account"), a series of Principal Variable Contracts Funds, Inc. ("PVC"), which is a corporation organized and existing under the laws of the State of Maryland. PVC is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Plan is intended to accomplish the complete liquidation and termination of the Account in conformity with all provisions of Maryland law and PVC's Articles of Incorporation (the "Charter").

	WHEREAS, the Board of Directors of PVC has deemed it appropriate in carrying out PVC's responsibilities under the 1940 Act, the Maryland General Corporation Law ("MGCL") and PVC's Charter, and in the best interests of the shareholders (the "Shareholders") of the Account, to liquidate the Account so that the Shareholders of the Account receive liquidating redemptions (the "Liquidating Redemptions"); and

	WHEREAS, by Resolution of Directors adopted at a meeting on June 9, 2015, the Directors adopted this Plan as the method of liquidating and terminating the Account;

	NOW THEREFORE, the liquidation and termination of the Account shall be carried out in the manner hereinafter set forth:

1.	Effective Date of Plan. The Plan shall become effective
upon the adoption and approval of the Plan by the Board of Directors. The day of such adoption and approval by the Board is hereinafter called the "Effective Date."

2.	Termination. On or about April 8, 2016 (the "Liquidation
Date"), consistent with the provisions of the Plan, the Account shall be liquidated and terminated, and the Shareholders shall receive Liquidating Redemptions, in accordance with the laws of the State of Maryland and PVC's Charter ("Termination").

3.	Cessation of Business. As soon as practicable after the
Liquidation Date, the Account shall cease its business as an investment company and shall not engage in any business activities except for the purposes of winding up its business and affairs, marshaling and preserving the value of its assets and distributing its assets to Shareholders in accordance with the provisions of the Plan after the payment to (or reservation of assets for payment to) all creditors of the Account.

4.	Restriction of Transfer and Redemption of Shares. The
proportionate interests of Shareholders in the assets of the Account and their rights to receive redemption payments and subsequent distributions shall be fixed on the basis of the Shareholders of the Account at the close of business on the Liquidation Date. On the Liquidation Date, the books of the Account shall be closed. Thereafter, unless the books are reopened because the Plan cannot be carried into effect under the laws of the State of Maryland or otherwise, the Shareholders' respective interests in the Account's assets shall not be transferable or redeemable.

5.	Liquidation of Assets. As soon as practicable after the
Effective Date, all securities of the Account shall be converted to cash or cash equivalents.

6.	Payment of Debts. As soon as practicable after the
Effective Date, the Account shall determine and pay, or set aside in cash equivalent, the amount of all known or reasonably ascertainable liabilities of the Account incurred or expected to be incurred prior to the Liquidation Date.

7.	Liquidating Distributions. As soon as practicable after the
Liquidation Date, except not, in any event, any earlier than the day after the date of distribution of the Account's final capital gain dividend for the current taxable year, the Account shall distribute pro rata to the Account's Shareholders of record as of the close of business on the Liquidation Date all of the remaining assets of the Account in complete cancellation and redemption of all of the outstanding shares of the Account, less an estimated amount necessary to discharge (a) any unpaid liabilities and obligations of the Account on the Account's books on the date of the first distribution, and (b) liabilities as the Board of Directors shall reasonably deem to exist against the assets of the Account. The Board of Directors or any authorized officer of PVC shall be authorized to set a record date for, and to cause the Account to make, the payment of a dividend of any undistributed gains and/or income of PVC, whether as part of the liquidating distributions or otherwise. The Account shall declare and pay a capital gain dividend or dividends in the maximum amounts permissible under Internal Revenue Code ?852(b)(3)(C). The Account shall not declare and pay any other dividends except to the extent required for the Account to avoid incurring corporate-level federal income tax or excise tax.

8.	Expenses of Liquidation. Principal Management
Corporation shall bear all expenses incurred in carrying out this Plan.

9.	Power of Board of Directors. The Board of Directors, or
subject to the direction of the Board of Directors, PVC's officers, shall have authority to do or authorize any or all acts and things as provided for in the Plan and any and all such further acts and things as they may consider necessary or desirable to carry out the purposes of the Plan, including the execution and filing of all certificates, documents, information returns, tax returns and other papers which may be necessary or appropriate to implement the Plan. The death, resignation or disability of any director or any officer of PVC shall not impair the authority of the surviving or remaining directors or officers to exercise any of the powers provided for in the Plan. Within 30 days of the Effective Date, IRS Form 966, with a copy of this Plan attached, shall be filed on behalf of the Account with the Internal Revenue Service Center where the Account's IRS Form 1120-RIC is filed. Following completion of the liquidation of the Account, the Account administrator shall be responsible for providing and filing all required tax information returns with respect to Account distributions to shareholders and the Account's Form 1120-RIC for its final taxable year.

10.	Amendment or Abandonment of the Plan. The Board of
Directors shall have the authority to authorize such variations from or amendments of the provisions of the Plan as may be necessary or appropriate to effect the marshaling of the Account's assets and the complete liquidation and termination of the existence of the Account, and the distribution of the Liquidating Redemptions to Shareholders in accordance with the laws of the State of Maryland and the purposes to be accomplished by the Plan. In addition, the Board of Directors may abandon this Plan at any time if it determines that abandonment would be advisable and in the best interests of the Account and its Shareholders.

11.	Appraisal Rights. Shareholders will not be entitled to
appraisal rights in connection with the Plan.

12.	Records. PVC shall maintain all records related to this Plan as required by the 1940 Act and the rules thereunder.

13.	Governing Law. This Plan shall be governed and
construed in accordance with the laws of the State of Maryland.


Principal Variable Contracts Funds, Inc.
Money Market Account
For the Board of Directors


By: /s/ Beth C. Wilson
Beth C. Wilson,
Vice President & Secretary


Principal Variable Contracts Funds, Inc.
Money Market Account
For the Board of Directors


By: /s/ Adam U. Shaikh
Adam U. Shaikh,
Assistant Counsel



Acknowledged:

Principal Management Corporation


By: /s/ Jennifer A. Block
Jennifer A. Block,
Counsel


Principal Management Corporation


By: /s/ Adam U. Shaikh
Adam U. Shaikh,
Counsel